CUSIP No. 78469C103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SP Plus Corporation
(Name of Issuer)

Common Stock, par value
$0.001 per share
(Title of Class of Securities)

78469C103
(CUSIP Number)

Mr. Gordon H. Woodward
Kohlberg & Company, LLC
111 Radio Circle
Mount Kisco, NY 10549
(914) 241-7430

With a copy to:
Daniel S. Evans, Esq.
Michael R. Littenberg, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704
(212) 596-9000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103

1	Names of Reporting Persons Kohlberg CPC Rep, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☑
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 987,752
	8	Shared Voting Power 0
	9	Sole Dispositive Power 987,752
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 987,752
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.4%
14	Type of Reporting Person OO

CUSIP No. 78469C103

STATEMENT MADE PURSUANT TO RULE 13d-1(a) OF THE
GENERAL RULES AND REGULATIONS UNDER THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

This Amendment No. 1 to Schedule 13D relates to Common Stock, par value $0.001 per share (the “Common Stock”), of the Issuer and amends the initial statement on Schedule 13D filed by Kohlberg CPC Rep, L.L.C. relating to the Common Stock (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

CUSIP No. 78469C103

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

Following the May 2017 Offering, as defined and described in Item 6 below, and pursuant to the terms of the Merger Agreement, the Reporting Person will no longer have rights to designate members to the Standard Board.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

(a) – (b) The information required in these paragraphs with respect to the Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference.

Kohlberg Management V, L.L.C. is the general partner of Kohlberg Partners V, L.P., which is the managing member of the Reporting Person and, as a result, may be deemed to beneficially own all of the securities owned by the Reporting Person. Neither Kohlberg Management V, L.L.C. nor Kohlberg Partners V, L.P. directly own any securities of the Issuer that are beneficially owned by the Reporting Person.

(c) On May 16, 2017, the Reporting Person sold 2,625,415 shares of Common Stock, at a price of $29.20 per share, in an underwritten public offering pursuant to an Underwriting Agreement, as further described in Item 6 below.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Item 5.

(e) The reporting person ceased to be the beneficial owner of more than five percent of Common Stock on May 16, 2017.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Underwriting Agreement

On May 10, 2017, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer, the other selling stockholder named therein (collectively with the Reporting Person, the “Selling Stockholders”) and Morgan Stanley & Co. LLC (the “Underwriter”), pursuant to which the Underwriter agreed to purchase 2,625,415 shares of Common Stock from the Reporting Person at a price of $29.20 per share (the “May 2017 Offering”). The May 2017 Offering was effected pursuant to the Company’s registration statement on Form S-3 (No. 333-187680) and the prospectus forming a part thereof, as supplemented by a preliminary prospectus and a final prospectus related to the May 2017 Offering. The Reporting Person also granted the Underwriter a 30-day option to purchase from the Reporting Person up to an additional 393,812 shares of Common Stock at the same purchase price.

Lock-up Agreement

In connection with the Underwriting Agreement, the Reporting Person entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter.  Under the Lock-up Agreement, the Reporting Person agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shores of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, for 45 days after May 10, 2017 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits

Exhibit F
Underwriting Agreement, dated May 10, 2017, by and among the Issuer, the Selling Stockholders and the Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017)

Exhibit G	Form of Lock-Up Agreement (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on May 12, 2017)

CUSIP No. 78469C103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2017

KOHLBERG CPC REP, L.L.C.

By: Kohlberg Management V, L.L.C., its sole member

By: /s/ Seth H. Hollander
Name: Seth H. Hollander
Title: Vice President